United States securities and exchange commission logo





                              March 8, 2021

       Kin (Stephen) Sze
       Chief Executive Officer
       HHG Capital Corp
       40/F, Montery Plaza
       15 Chong Yip Street, Hong Kong

                                                        Re: HHG Capital Corp
                                                            Registration
Statement on Form S-1
                                                            Filed February 9,
2021
                                                            File No. 333-252885

       Dear Mr. Sze:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary
       General, page 3

   1. You disclose here and throughout your prospectus that your efforts to identify a prospective target
business will not be limited to a particular industry or geographic region and that you have "not
established any other specific attributes or criteria" for prospective targets. However, we
note your risk factor disclosure at page 27 that you intend to focus your search "on
specific locations and industries as described in this prospectus" and at page 48 that you intend
to focus on "industries or sectors that complement our
                                                        management team's
background. In light of the four risk factors you provide at pages 54-
                                                        55 related to operating
businesses in Asia, please revise to provide clear and consistent disclosure regarding
your apparent intention to focus on prospective target businesses in
 Kin (Stephen) Sze
HHG Capital Corp
March 8, 2021
Page 2
      Asia.
Risk Factors
Because we are incorporated under the laws of the British Virgin Islands, you may face difficulties in protecting your interests, page 39

2. You disclose that certain of your officers and directors are residents of jurisdictions outside the United States. However, as it appears that all of your officers and directors currently reside outside the United States, please revise this risk factor accordingly.
Principal Shareholders, page 94

3. Please disclose the natural person or persons who directly or indirectly exercise(s) sole or shared voting or investment control over the shares held by each of HHG Capital
      Fund and Forever Happiness Limited. Refer to Item 403 of Regulation S-K and Exchange
      Act Rule 13d-3.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or Ethan Horowitz,
Accounting Branch Chief, at 202-551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.



                                                            Sincerely,
FirstName LastNameKin (Stephen) Sze
                                                            Division of
Corporation Finance
Comapany NameHHG Capital Corp
                                                            Office of Energy &
Transportation
March 8, 2021 Page 2
cc:       Sally Yin, Esq.
FirstName LastName